Filed by Nippon Mining Holdings, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 082-34805
Dated January 9, 2009

December 4, 2008
News Release

Nippon Oil Corporation

Nippon Mining Holdings, Inc.

Notice of Conclusion of Basic Memorandum on Management Integration

Nippon Oil Corporation (“Nippon Oil”; Head Office: Nishi-Shimbashi 1-chome, Minato-ku, Tokyo; President: Shinji Nishio) and Nippon Mining Holdings, Inc. (“Nippon Mining Holdings”; Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi), having reached a basic agreement to integrate the management of both parties, today signed a memorandum to that effect.

The two parties will work together to develop an action plan to carry out the integration and plan to sign an “Agreement on Management Integration” by around March 2009.

1. Background and Objectives of the Management Integration

With continuing and unprecedented changes expected in the current business environment, the two parties, both of which are engaged in the energy, resources and materials industries, are focused as their top priority on pursuing sustainable growth and development while addressing current issues.

Particularly in the areas of new energy and energy saving, against the backdrop of heightened awareness about the global environment concentrated corporate efforts are required. Another pressing issue is the response to the worldwide movement to secure natural resources.

To preempt these fundamental structural changes in the business environment and ensure the highest level of success amid intensifying competition, Nippon Oil and Nippon Mining Holdings have determined that the integration of the management resources of the two Groups and reinforcement of their respective management structures under a new management philosophy will provide them with the strongest impetus for further and rapid growth.

In addition, we believe that reinforcing our management through integration will enable us to establish a means by which to secure a stable and efficient supply of energy, resources and  materials, which will have a significant impact on Japan’s national security and which will contribute to the country’s future in terms of energy, resources and materials.

Sharing this understanding, we have reached an agreement to integrate our management in accordance with the following three basic concepts:

(1)
We, on an equal footing, will fully integrate our management functions across all our business sectors by combining the management resources of our Groups and leveraging their combined strength to the fullest extent. From this basis, we aim to become one of the world’s leading integrated energy, resources and materials groups, operating in the areas of Petroleum Refining & Marketing, Oil and Natural Gas Exploration & Production (“E&P”) and Metals.

(2)
The integrated group will develop and pursue aggressive strategies for global growth, with efforts focused on maximizing corporate value by allocating management resources to the sectors with highest profitability under the concept of “Best Practice.”

(3)
Regarding the Petroleum Refining & Marketing sector, we will undertake a comprehensive restructuring at an early stage. This will be facilitated by the integration and, further, it is believed it would not be possible without it.

2. Basic Group Philosophy after Integration

(1)
As a group operating in the areas of energy, resources and materials, we will pursue harmonious coexistence with both the global environment and society at large by establishing sound and transparent corporate governance and appropriate and flexible operating structures, thus contributing to the establishment and development of a sustainable economy and society.

(2)	Under a vertically integrated operating structure, we will pursue a stable and efficient supply of products and seek innovative and creative approaches to doing businesses.

3. Method of Integration and Post-Integration Structure

(1)
Nippon Oil and Nippon Mining Holdings will establish an integrated holding company by the joint transfer of stocks. We shall then integrate and restructure all businesses of both parties under the integrated holding company.

(2)	Core business companies will be established as direct subsidiaries of the integrated holding company in the following areas:
(i)	Petroleum Refining & Marketing
A company will be established by combining the Refining & Marketing arms of both Nippon Oil and Japan Energy Corporation (currently, a wholly owned subsidiary of Nippon Mining Holdings).
(ii)	Oil and Natural Gas E&P
A company will be established by combining Nippon Oil Exploration Limited (currently, a wholly owned subsidiary of Nippon Oil) and the Oil and Natural Gas E&P business of Japan Energy Corporation.

(iii)	Metals Nippon Mining & Metals Co., Ltd. (currently, a wholly owned subsidiary of Nippon Mining Holdings) will be positioned as the core business company.
(3)	Other Group companies will be positioned according to the following principles:
(i)
Each of the Group companies operating in one of the fields of the core businesses of Petroleum Refining & Marketing, Oil and Natural Gas E&P or Metals will become a subsidiary of the respective core business company.

(ii)	Listed companies, common Group function companies and independent companies will become direct subsidiaries of the integrated holding company.

4. Management Integration Ratio

The management integration ratio (stock transfer ratio) for establishing the integrated holding company will be jointly determined by Nippon Oil and Nippon Mining Holdings after due deliberation, taking into consideration appraisals made by financial advisors to be nominated respectively by each side.

5. Effects of the Management Integration

Through fair and objective examination of cost of every division without exception, with a particular focus on the Petroleum Refining & Marketing sector, and taking full advantage of the integration to streamline functions and improve efficiency, we hope to achieve savings of least 60 billion yen per year. Furthermore, we aim to achieve eventual savings of at least 100 billion yen per year by continuing this process.

6. Schedule

December 4, 2008 (today):	Conclusion of the Basic Memorandum on Management Integration
December 2008:	Commencement of due diligence
March 2009:	Conclusion of the “Agreement on Management Integration” (including the Stock Transfer Plan)
June 2009:	Ordinary General Meeting of Shareholders of both companies (Approval resolution of the Stock Transfer Plan)
October 2009:	Establishment of a new holding company
April 2010:	Establishment of core business companies

Please note that the dates shown are tentative and the specific schedule will be determined following due deliberations between Nippon Oil and Nippon Mining Holdings, in accordance with the progress of the relevant procedures required for the integration such as approval at the general meeting of shareholders and approval of the relevant government authorities.

7. Others

(1)
The name, location of the head office, governance, brand (trade mark), logo of the integrated holding company and core business companies and other related matters will be announced upon determination.

(2)	Nippon Oil and Nippon Mining Holdings will establish a preparatory committee as soon as possible to propel the integration procedures forward.

Attachment 1. Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (1)
(Corporate Profile, Financial Data of the Past Three Fiscal Terms)
Attachment 2. Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (2)
(Business Description, Relationship between the Companies)

For further information, please contact:
Nippon Oil Corporation: Public Relations Dept.	Telephone: +81-3-3502-1124
Nippon Mining Holdings, Inc.: Investor Relations	Telephone: +81-3-5573-5125

Attachment 1

Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (1)

Corporate Profile	Trade Name	Nippon Oil Corporation		Nippon Mining Holdings, Inc.
	Date of Establishment	May 10, 1888		September 27, 2002 (Inauguration: December 26, 1905）
	Head Office	3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo		10-1, Toranomon 2-chome, Minato-ku, Tokyo
	Representative	Shinji Nishio, Representative Director and President		Mitsunori Takahagi, President and Chief Executive Officer
	Capital (As of End of September 2008)	139,400 million yen		73,900 million yen
	Shares Outstanding (As of End of September 2008)	1,464.51 million shares		928.46 million shares
	Activities	Refinement and sale of petroleum product Import and sale of gas Generation and sale of electricity		Production and sale of petroleum product Production and sale of non-ferrous metal products, processed electronic materials product
Major Shareholders (As of End of September 2008)
Japan Trustee Services Bank, Ltd. (Trust Unit) (4.8%)
The Master Trust Bank of Japan, Ltd. (Trust Unit) (4.1%)
Mizuho Corporate Bank, Ltd. (3.2%), Mitsubishi Corporation (3.1%)
Japan Trustee Services Bank, Ltd. (Trust Unit 4G) (3.0%)
Sumitomo Mitsui Banking Corporation (2.8%), Nomura Securities Co., Ltd. (2.5%)
Bank of Tokyo Mitsubishi UFJ, Ltd. (2.1%)

Japan Trustee Services Bank, Ltd. (Trust Unit) (10.1%)
The Master Trust Bank of Japan, Ltd. (Trust Unit) (7.1%)
Japan Trustee Services Bank, Ltd. (Trust Unit 4G) (4.9%)
State Street Bank and Trust Company (2.4%)
Mizuho Corporate Bank, Ltd. (2.4%)

	Number of Employees(As of End of September 2008)	14,257 (Consolidated) (Breakdown: petroleum refinery/sale 9,526; oil and natural gas E&P 575; construction/other 4,156)		10,907 (Consolidated) (Breakdown: petroleum 4,327; metal 5,110; other 1,470)
	Main Clients	Nationwide exclusive distributors and direct sale customers		Nationwide exclusive distributors and direct sale customers; electric cable manufacturers
	Main Financing Banks	Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation; Bank of Tokyo Mitsubishi UFJ, Ltd.		Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation; Bank of Tokyo Mitsubishi UFJ, Ltd.
	Fiscal Term	March		March
	Net Assets (Year ended March 2008)	* (Non-Consolidated) 827.3 billion yen	(Consolidated) 1,429.3 billion yen	(Consolidated) 765.3 billion yen
Kyushu Oil Co., Ltd (Non-consolidated) 82.8 billion yen
	Total Assets(Year ended March 2008)	* (Non-Consolidated) 3,233.6 billion yen	(Consolidated) 4,594.2 billion yen	(Consolidated) 2,251.2 billion yen
Kyushu Oil Co., Ltd (Non-consolidated) 273.1billion yen
	Sales(Year ended March 2008)	* (Non-Consolidated) 6,706.4 billion yen	(Consolidated) 7,524.0 billion yen	(Consolidated) 4,339.5 billion yen
		(Consolidated breakdown: petroleum refinery/sale 6,862.1billion yen; oil and natural gas E&P 234.9 billion yen; construction/other 427.0 billion yen)		(Consolidated breakdown: petroleum 3,193.9 billion yen; metal 1,119.6 billion yen; other 76.5 billion yen)
Kyushu Oil Co., Ltd (Non-consolidated) 833.5 billion yen
	Ordinary Income(Year ended March 2008)	* (Non-Consolidated) 132.1billion yen	(Consolidated) 275.7billion yen	(Consolidated) 192.0 billion yen
		(Consolidated breakdown: petroleum refinery/sale 153.9 billion yen; oil and natural gas E&P 111.3 billion yen; construction/other 10.5 billion yen)		(Consolidated breakdown: petroleum 67.8 billion yen; metal 113.4 billion yen; other 11.3 billion yen)
Kyushu Oil Co., Ltd (Non-consolidated) 7.8 billion yen
*Figures of Kyushu Oil Co., Ltd., with which the Firm integrated in October 2008, are not included in totals

<Financial Data of the Past Three Fiscal Terms>
a) Nippon Oil Corporation
*Figures of Kyushu Oil Co., Ltd., with which the Firm integrated in October 2008, are not included
(Millions of Yen)
	Consolidated			Non-Consolidated
Fiscal term	Year ended March 2006	Year ended March 2007	Year ended March 2008	Year ended March 2006	Year ended March 2007	Year ended March 2008
Sales	6,117,988	6,624,256	7,523,990	5,177,713	5,826,415	6,706,382
Operating Income	303,930	159,684	263,962	84,519	14,445	115,325
Ordinary Income	309,088	186,611	275,666	93,639	33,101	132,088
Net Income (loss)	166,510	70,221	148,306	74,504	26,405	85,647
Net Income per Share (yen)	114.08	48.12	101.49	50.97	18.06	58.53
Annual Dividend Per Share (Yen)				12.00	12.00	12.00
Net Assets per Share (Yen)	775.62	829.64	896.06	516.50	537.11	565.13

b) Nippon Mining Holdings, Inc.
	(Millions of Yen)
	Consolidated
Fiscal term	Year ended March 2006	Year ended March 2007	Year ended March 2008
Sales	3,026,262	3,802,447	4,339,472
Operating Income	144,448	132,258	103,186
Ordinary Income	188,722	224,236	192,026
Net Income (loss)	96,905	106,430	99,299
Net Income per Share (Yen)	113.87	117.98	107.14
Annual Dividend Per Share (Yen)
Net Assets per Share (Yen)	551.36	671.56	735.22

Attachment 2

Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (2)

Business Description (Petroleum)	Trade Name		Nippon Oil Corporation		Nippon Mining Holdings, Inc.
	Upstream	Production	145,000 BD (2007 average)		16,000 BD (2007 average)
		Reserve	708 million Bbl (As of end of December 2007)		110 million Bbl (As of end of December 2007)
	Crude Transport	No. of Crude Carriers	22 VLCC (As of December 1, 2008)		9 VLCC (As of December 1, 2008)
	Refinement and Supply	Refining Capacity of Group Refineries (As of December 1,2008)	(1,000 BD)		(1,000 BD)
			Muroran Refinery	180	Mizushima Refinery	205
			Sendai Refinery	145	Kashima Refinery (Kashima Oil Co., Ltd.)	270
			Negishi Refinery	340
			Osaka Refinery	115
			Mizushima Refinery	250
			Marifu Refinery	127
			Oita Refinery	160
			Toyama Refinery (Nihonkai Oil Co., Ltd.)	60
			Total	1,377	Total	475
		Product Export Volume Excluding foreign currency jet, bond	4.25 million KL (Year ended March 2008) *		0.51 million KL (Year ended March 2008)
	Logistics	No. of Oil Tank Centers	49 (As of December 1, 2008)		15 (As of December 1, 2008)
	Distribution	Domestic Sales Volume of Fuel Oil	56.13 million KL (Year ended March 2008) *		22.76 million KL (Year ended March 2008)
		Sales Share	25.7% *		10.8%
		No. of Exclusive Distributors	635 companies (As of end of September 2008) *		320 companies (As of end of September 2008)
		No. of Service Stations	10,242 (As of end of September 2008) *		3,441 (As of end of September 2008)
	Petro- chemicals	Paraxylene Production Capacity	1,600,000 t/yr (As of December 1, 2008)		1,020,000 t/yr (As of December 1, 2008)
		Benzene Production Capacity	800,000 t/yr (As of December 1, 2008)		520,000 t/yr (As of December 1, 2008)
		Propylene Production Capacity	900,000 t/yr (As of December 1, 2008)		90,000 t/yr (As of December 1, 2008)

* On a combined basis with Kyushu Oil Co., Ltd., with which the firm was integrated in October 2008.

Business Description (Metals)	Upstream		(10,000 t/yr)
		Escondida Copper Mine (Chile)	2.0%	2.1
		Collahuasi Copper Mine (Chile)	3.6%	1.8
		Los Pelambres Copper Mine (Chile)	15.0%	5.1
		Group equity base entitlement volume of copper		9.0
		*%: Investment ratio of Nippon Mining & Metals Co., Ltd.
	Midstream (Copper smelting)		(10,000 t/yr)
		Pan Pacific Copper Co., Ltd.
		Saganoseki Smelter & Refinery; Hitachi Works		45
		Tamano Smelter *		16
		LS-Nikko Copper Inc. (Korea)
		Onsan Smelter and Refinery		51
		Group Refining Capacity		112
		*: Pan Pacific Copper investment
	Downstream

		Electronic Materials Business
		Isohara Works (targets for semiconductors and FPDs, etc.)
		Shirogane Works
		(treated-rolled copper foil, electro-deposited copper foil, etc.)
		Kurami Works (Corson alloys, etc.)
		Metal Recycling & Eco Business
		Hitachi Works

<Relationship between the Companies>
a) No capital ties exist
b) No personal relationships exist
c) Business relationships: business alliance exists between Nippon Oil Corporation and Japan Energy Corporation, an affiliate of Nippon Mining Holdings, Inc., in fields including refining and distribution.

 Filings with the U.S. SEC

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer.  The Form F-4 (if filed) will contain a prospectus and other documents.  The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction.  U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer.  The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.